SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 10)

GOLD KIST INC.

(Name of Subject Company)

GOLD KIST INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

380614107

(CUSIP Number of Class of Securities)

John Bekkers

Chief Executive Officer

Gold Kist Inc.

244 Perimeter Center Parkway, N.E. Atlanta, GA 30346

Telephone: (770) 393-5000

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Dennis O. Garris

W. Scott Ortwein

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, Georgia 30309

(404) 881-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment

The purpose of this amendment is to amend Item 1. Subject Company Information, Item 2. Identity and Background of Filing Person, Item 3. Past Contacts, Transactions, Negotiations and Agreements, Item 4. The Solicitation or Recommendation, Item 7. Purposes of the Transaction and Plans or Proposals, Item 8. Additional Information, and Item 9. Exhibits.

ITEM 1.	Subject Company Information.

The second paragraph to Item 1 is hereby amended and restated in its entirety as follows:

The title of the class of equity securities to which this Schedule 14D-9 relates is Gold Kist’s common stock, par value $0.01 per share (“Company Common Stock” or “Gold Kist Common Stock”), and the Series A Junior Participating Preferred Stock purchase rights issued pursuant to the Rights Agreement (the “Rights”). As of December 3, 2006, there were 51,024,977 shares outstanding, with an additional 4,000,000 shares reserved for issuance under Gold Kist’s equity compensation plan.

ITEM 2.	Identity and Background of Filing Person

Item 2 is hereby amended and supplemented by adding the following at the end thereof:

This Amendment to Gold Kist’s Schedule 14D-9 relates to the Revised Offer of $21 made in the Supplement to the Offer to Purchase contained in the Amended Schedule TO filed on December 8, 2006 by Protein Acquisition Subsidiary (“Pilgrim Sub”), a subsidiary of Pilgrim’s Pride Corporation (“Pilgrim’s Pride,” and together with Pilgrim Sub, “Pilgrim”) and made pursuant to the merger agreement dated as of December 3, 2006 by and among Gold Kist, Pilgrim’s Pride and Pilgrim Sub (the “Merger Agreement”). The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, are referred to in this Schedule 14D-9/A, as amended as the “Revised Offer.”

ITEM 3.	Past Contacts, Transactions, Negotiations and Agreements

The introductory paragraph to Item 3 is hereby amended and restated in its entirety as follows:

Except as described in (1) this Schedule 14D-9 or (2) in the excerpts from the Company’s definitive proxy statement, dated December 14, 2005 (the “2006 Proxy Statement”), filed as Exhibit (a)(3) to this Schedule 14D-9, there are no material agreements, arrangements, understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (a) the Company or its executive officers, directors or affiliates or (b) Pilgrim or its respective executive officers, directors or affiliates. The excerpts filed as Exhibit (a)(3) to this Schedule 14D-9 are incorporated herein by reference and include the information in the following sections of the 2006 Proxy Statement: Executive Compensation, Principal Stockholders, and Certain Relationships and Related Transactions.

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

Employment Agreements, Change in Control Agreements

Gold Kist has employment agreements with John Bekkers—President and Chief Executive Officer and Michael A. Stimpert—Senior Vice President, Planning and Administration. William T. Andersen—Vice President, Sales and Marketing, Donald W. Mabe—Vice President, Operations and Stephen O. West—Vice President and Chief Financial Officer are each a party to a change in control agreement with Gold Kist. Upon the occurrence of certain events in connection with the consummation of the Revised Offer and the Merger, certain obligations of Gold Kist or the Surviving Corporation to these executive officers will be triggered. For a description of such employment agreements and change in control agreements, please see the Executive Compensation section of the 2006 Proxy Statement filed as Exhibit (a)(3) hereto.

Acceleration of Equity Based Awards

As of December 3, 2006, the directors and executive officers of Gold Kist held 518,717 shares issuable upon or otherwise deliverable in connection with the settlement of outstanding stock appreciation rights and performance shares issued pursuant to Gold Kist’s equity compensation plan.

As of December 3, 2006, the directors and executive officers of Gold Kist owned in the aggregate 1,010,176 shares of restricted Gold Kist Common Stock.

Pursuant to the Merger Agreement, upon the consummation of the Revised Offer, each stock appreciation right outstanding under any equity, stock option or compensation plan or arrangement of the Company shall, with no action on the part of the Company or holder thereof, become fully vested. At or immediately prior to the Effective Time of the Merger, the Company will cause any necessary action to be taken to cause each such stock appreciation right to be canceled and Pilgrim shall pay each holder of any such stock appreciation right, at the Effective Time, for each such stock appreciation right surrendered an amount in cash determined by multiplying (i) the excess, if any, of the per share merger consideration (as defined in the Merger Agreement) over the applicable Base Value, as defined in the Stock Appreciation Rights Agreement issued by the Company to the holder thereof, by (ii) the number of shares of Company Common Stock represented by such stock appreciation rights, less any amounts required to be withheld under any applicable law.

Pursuant to the Merger Agreement, upon the consummation of the Revised Offer, each share of Company Common Stock subject to restrictions on transfer and/or forfeiture, and each right to receive shares in the future based on performance or time including restricted stock, restricted stock units and performance shares, outstanding under any equity, stock option or compensation plan or arrangement of the Company (other than stock appreciation rights which are discussed above) shall, with no action on the part of the Company or holder thereof, become fully vested as specified in the applicable award, agreement or plan, in each case effective as of the date of the Merger Agreement. At or immediately prior to the Effective Time, the Company will cause any necessary action to be taken to cause each such share or right to be canceled and converted into the right to receive the per share merger consideration, less any amounts required to be withheld under any applicable law.

Employee Matters

The Merger Agreement provides that the Surviving Corporation (as defined in the Merger Agreement), will honor all of the compensation and benefits plans, programs, agreements and arrangements of the Company in accordance with their terms as in effect immediately prior to the Effective Time, although nothing will prevent Pilgrim from amending or terminating any such plans, programs, agreements and arrangements in accordance with their terms. The Merger Agreement also provides that the Surviving Corporation shall for the six month period after the Effective Time, provide retained employees (excluding employees covered by a collective bargaining agreement, who shall continue to be governed by the terms of the applicable collective bargaining agreement) compensation and employee benefits (other than equity, equity-based and similar compensation) that will be comparable in the aggregate to those provided by Gold Kist and its subsidiaries to such employees immediately prior to the Effective Time.

Indemnification

Gold Kist’s restated certificate of incorporation contains certain provisions permitted under the Delaware law relating to the liability of Gold Kist’s directors. These provisions eliminate a director’s personal liability to Gold Kist or Gold Kist’s stockholders for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving certain wrongful acts, including: for any breach of the director’s duty of loyalty to Gold Kist or its stockholders; for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; for any liability under Section 174 of the Delaware General Corporation Law (the “DGCL”) (which relates to unlawful payment of dividends or unlawful stock purchases or redemptions); and for any transaction in which the director derives an improper benefit.

Gold Kist’s bylaws also contain provisions that allow Gold Kist to indemnify its directors and officers to the fullest extent permitted by the DGCL.

The Surviving Corporation shall, and Pilgrim shall cause the Surviving Corporation to, perform all of the obligations of the Surviving Corporation with respect to all rights of the individuals who were directors or officers of Gold Kist to indemnification (including advancement of expenses) and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company’s certificate of incorporation, bylaws or other agreements of Gold Kist provided to Pilgrim prior to the date of the Merger Agreement.

Under the Merger Agreement, the Surviving Corporation has agreed to cause to be maintained in effect, for a period of six years following the Effective Time, policies of directors’ and officers’ liability insurance or a six year tail insurance policy covering the persons who are covered by Gold Kist’s existing directors’ and officers’ liability insurance policies as of December 3, 2006 for events that occur prior to the Effective Time and providing coverage at least as favorable, in the aggregate, as such existing policies. However, the Surviving Corporation will not be required to pay aggregate premiums in excess of 300% of the then current annual premiums currently paid by Gold Kist to maintain such existing policies. In the event that equivalent coverage cannot be obtained, or can be obtained only by paying aggregate premiums in excess of 300% of such amount, the Surviving Corporation shall only be required to obtain as much coverage as can be obtained by paying aggregate premiums not in excess of 300% of such amount.

ITEM 4.	The Solicitation or Recommendation

Item 4 is hereby amended by adding the following as new paragraphs under the heading entitled Solicitation/Recommendation: Background, Reasons for the Recommendation of the Board, Stockholder Rights Agreement, and Recommendation of the Board, respectively:

Solicitation/Recommendation

As more fully described below, at a meeting held on December 3, 2006, the Board carefully considered and reviewed with the Company’s financial and legal advisors the terms and conditions of the Merger Agreement and the transactions contemplated thereby, including the terms and conditions of Pilgrim’s Revised Offer of $21 per share in cash and the Merger, and the comparative benefits and risks of the Company pursuing other strategic alternatives or independently pursuing its strategic plan.

After this consideration and review, the Board unanimously (1) determined that each of the transactions contemplated by the Merger Agreement, including the Revised Offer and the Merger, is advisable, fair to and in the best interests of the Company and its stockholders, (2) approved the Revised Offer, the Merger and the Merger Agreement in accordance with the DGCL, (3) recommended that the Company’s stockholders accept the Revised Offer by tendering their shares and vote for and adopt the Merger Agreement and (4) determined to stay the Company’s lawsuit against Pilgrim.

Background

Item 4, under the heading “Background” is hereby amended and supplemented by adding the following at the end thereof:

On October 25, 2006 and October 26, 2006 counsel to Gold Kist and counsel to Pilgrim exchanged drafts of a confidentiality agreement, and counsel to Gold Kist informed Pilgrim’s counsel that it would arrange a time to discuss the timing and nature of the confidential information to be shared following the execution of an acceptable confidentiality agreement. Due to continued disagreements regarding the language of the confidentiality agreement, no confidentiality agreement was signed.

On October 23 and November 1, 2006, the Special Committee met with the Company’s legal and financial advisors to discuss and evaluate the progress that the Committee and its advisors were making with respect to the exploration of strategic alternatives that would maximize stockholder value.

On October 26 and November 17, 2006, the entire Board of Directors met to discuss the Special Committee’s progress in evaluating strategic alternatives that would maximize stockholder value and on November 17, 2006, discussed and approved a proposal that the Special Committee contact Mr. Pilgrim to discuss terms of a potential transaction.

On Friday, November 17, 2006, the Special Committee, after approval and consultation with the Board of Directors, contacted Pilgrim and requested a meeting with Mr. Pilgrim to discuss potential terms that the Special Committee felt could lead to a mutually beneficial resolution of the situation and allow Pilgrim to increase the price of its Offer.

On Monday, November 20, 2006, R. Randolph Devening, Chairman of the Special Committee, and A.D. Frazier, Jr., Chairman of the Board of Directors and a member of the Special Committee, met with Mr. Pilgrim in Dallas, Texas. At the meeting, Messrs. Pilgrim, Devening and Frazier discussed possible terms of a potential transaction. The parties did not come to any agreement but decided to meet again after the original Offer expired on November 29, 2006.

On Saturday, December 2, 2006, Mr. Frazier and Mr. Devening met with Mr. Pilgrim and Mr. Richard A. Cogdill, Pilgrim’s Chief Financial Officer, in Dallas, Texas to discuss Pilgrim’s Offer. By the conclusion of the meeting, they had reached an agreement in principle for Pilgrim to acquire all of the outstanding shares of Gold Kist Common Stock at a purchase price of $21 per share, subject to negotiation of definitive documentation for the transaction, limited due diligence by Pilgrim and approval by the respective boards of directors of Pilgrim and the Company.

On December 2, 2006, the Board of Directors met to discuss Pilgrim’s improved proposal. After discussions, the Special Committee recommended to the full Board of Directors that the Company proceed with negotiations toward a definitive merger agreement with Pilgrim on the revised terms that had been tentatively agreed to earlier that day. The Board unanimously agreed to go forward with the negotiation of a definitive merger agreement, and the Board authorized the Company’s management and its financial and legal advisors to negotiate the potential terms and conditions of a merger agreement between the Company and Pilgrim.

On December 2, 2006, Baker & McKenzie LLP, counsel to Pilgrim, provided a draft Merger Agreement to the Company and its advisors.

On December 2 and 3, 2006, the Company and its financial and legal advisors negotiated the terms and conditions of the proposed Merger Agreement with Pilgrim and its financial and legal advisors.

On Sunday, December 3, 2006, the parties met at the Atlanta, Georgia offices of Alston & Bird LLP, counsel to the Company, to negotiate and finalize the terms of the draft Merger Agreement. Participating on behalf of Pilgrim were Mr. Cogdill and other representatives of Pilgrim, representatives of Baker & McKenzie LLP and of Morris, Nichols, Arsht & Tunnell, LLP, Delaware counsel to Pilgrim, and representatives of Credit Suisse, Legacy Partners Group LLC and Lehman Brothers, financial advisors to Pilgrim. Participating on behalf of the Company were Mr. John Bekkers, Chief Executive Officer of the Company, Mr. Frazier and Mr. Devening, other representatives of the Company, representatives of Alston & Bird, and of Merrill, Lynch, Pierce, Fenner & Smith, Incorporated and Gleacher Partners LLC, financial advisors to the Company.

On December 3, 2006, the Board of Directors of Gold Kist met to review and discuss further the Revised Offer and proposed Merger Agreement with representatives of Merrill Lynch, Gleacher and Alston & Bird Representatives of Alston & Bird reviewed and discussed with the Board of Directors its fiduciary duties and reviewed the terms and conditions of the Merger Agreement.

Both Merrill Lynch and Gleacher made presentations to the Board of Directors regarding the $21 per share offer, including valuation considerations and other matters related to the Revised Offer. Gleacher and Merrill Lynch each provided to the Board its respective oral opinion, subsequently confirmed in writing, each to the effect that, as of December 3, 2006, and subject to the qualifications and limitations set forth in their respective opinions, copies of which are filed as Exhibits (a)(27) and (a)(28) respectively, hereto and attached to this Schedule 14D-9, the consideration to be received by holders of Gold Kist Common Stock of $21 per share contemplated by Pilgrim’s Revised Offer is fair, from a financial point of view, to such holders.

After this consideration and review, the Board unanimously (1) determined that each of the transactions contemplated by the Merger Agreement, including the Revised Offer and the Merger, is advisable, fair to and in the best interests of the Company and its stockholders, (2) approved the Revised Offer, the Merger and the Merger Agreement in accordance with the DGCL, (3) recommended that the Company’s stockholders accept the Revised Offer by tendering their shares and vote for and adopt the Merger Agreement and (4) determined to stay the Company’s lawsuit against Pilgrim.

On December 4, 2006, Gold Kist amended the Stockholder Protection Rights Agreement (the “Rights Agreement”) between Gold Kist and Computershare Investor Services, LLC, as Rights Agent, dated July 9, 2004 (the “Rights Amendment”). The effect of the Rights Amendment is to permit the performance of the transactions contemplated by the Merger Agreement and prevent, (i) Pilgrim or any of its affiliates or associates from becoming an “Acquiring Person” (as defined in the Rights Agreement), and (ii) a “Separation Time” or a “Stock Acquisition Date” (in each case as defined in the Rights Agreement) from occurring. The Rights Amendment also makes certain changes to the “Expiration Time” to provide that the Rights Agreement will terminate immediately after the acceptance for payment of, and the payment for, all shares of Company Common Stock tendered pursuant to the Revised Offer. The description of the Rights Amendment is qualified in its entirety by reference to the full text of the Rights Amendment, a copy of which has been filed as an Exhibit to Form 8-K filed by Gold Kist on December 4, 2006 and is incorporated by reference in its entirety.

The Board of Directors also approved the Merger with the specific intent of rendering inapplicable to the Merger, Pilgrim and Pilgrim Sub (to the extent permitted by such laws) Section 203 of the DGCL and any other state takeover law that may purport to be applicable to the Merger and the transactions contemplated by the Revised Offer and the Merger Agreement and approving the acquisition of the shares pursuant to the Revised Offer for the purposes of Section 203.

On December 3, 2006, Pilgrim’s Pride, Pilgrim Sub and Gold Kist entered into the definitive Merger Agreement. Pilgrim and the Company issued a joint press release on Monday morning, December 4, 2006 announcing the execution of the definitive Merger Agreement, and the Board’s recommendation that the Company’s stockholders tender their shares into the Revised Offer. A copy of the press release is filed as Exhibit (a)(23) to this Schedule 14D-9 and is incorporated herein by reference.

Reasons for Recommendation

Item 4, under the heading “Reasons for Recommendation” is hereby amended and supplemented by adding the following at the end thereof:

In reaching the conclusions and in making the unanimous recommendation to enter into the Merger Agreement and recommend the Revised Offer described above, the Board of Directors and the Special

Committee consulted with the Company’s management and the Company’s financial and legal advisors, and took into account numerous factors, including, but not limited to the following:

•	The Revised Offer Represents a Meaningful Premium to the Historical Trading Price of Gold Kist Common Stock prior to the Announcement of the Offer. The $21 per share Revised Offer represents a premium of 62% to the closing price of the shares on August 18, 2006, the last trading day prior to Pilgrim’s public announcement of its unsolicited proposal to acquire all of the outstanding shares of Gold Kist at $20 per share offer, and a premium of 55% and 43% to the Company’s average trading price of $13.50 and $14.65 for the 30 and 90 days ended on such date, respectively.

•	The Board’s Belief that $21 is the Highest Price Pilgrim would Offer. The Board believed that $21 per share was the highest price that Pilgrim would be willing to pay and that it was highly unlikely Pilgrim would be willing to pay a higher price in the future.

•	Most Attractive Acquisition Price Available at this Time. After a careful review of Pilgrim’s original Offer for the Company, the Company’s Board of Directors conducted a thorough exploration of strategic alternatives to maximize value for stockholders, which included contacting numerous potential merger partners. This process yielded a number of discussions and negotiations, but none which were financially superior to the $21 per share in the Revised Offer. In this regard, the Board believed that there were no more desirable strategic or other transaction alternatives to the Pilgrim transaction available, noting in particular the length of time that Pilgrim’s Offer had been outstanding, the substantial publicity the Offer had received and the Company’s numerous inquiries of other potential acquirors or strategic partners, none of which led to agreements for an alternative transaction superior to the Revised Offer. The Board also believed that entering into the Merger Agreement, which by its terms permits the Board to change its recommendation, was unlikely to prevent any realistic opportunity for an acquisition of the Company on terms more favorable to those in the Merger Agreement.

•	Comparative Value of Pilgrim’s $21 Offer and the Recent Market Downturn. The ability of the Company to execute its strategic plan depends in large part on the price of feed and the prices for its products in the market. In the recent weeks since Pilgrim’s launched its original Offer, the price of feed has significantly increased and excess supply levels have led to decreased poultry prices. The current value of the all cash revised offer of $21 per share is greater than the original Offer of $20 per share. The Board, with the advice of its financial advisors, also believed that, given current market conditions, the Revised Offer was likely to be higher than the value that would be realized in the immediate future by continuing to execute Gold Kist’s strategic plan. The Board of Directors also considered that, as is evident from many factors including the market volatility referenced above, the value provided to stockholders by the execution of Gold Kist’s strategic plan is less certain and subject to numerous factors outside the Company’s control. The $21 per share value represented by Pilgrim’s Revised Offer is a fixed cash price at a value the Board believes to be fair and in the best interests of the Company’s stockholders.

•	Greater Certainty of Consummation of the Revised Offer and Merger. The Board of Directors considered that the consummation of the Revised Offer pursuant to the terms of the Merger Agreement would be subject to fewer conditions, which are more narrow and more likely to be satisfied than had been the case with Pilgrim’s Original Offer.

•	Fairness Opinion of Gleacher—Gleacher delivered to the Board of Directors its oral opinion on December 3, 2006, subsequently confirmed in writing, to the effect that, as of such date, the $21 per share price to be paid in connection with the Revised Offer and Merger was fair, from a financial point of view, to the Company’s stockholders.

The Board considered a presentation from Gleacher that included detailed analyses, including: (a) a comparable company analysis of the current trading multiples of public companies whose operating characteristics or industry focus Gleacher believes resemble those of the Company; (b) a precedent transaction analysis that investigated the transaction multiples in selected change in control transactions for companies that Gleacher deemed relevant and a comparison of those transaction multiples to the implied multiples of the Transaction; (c) a discounted cash flow analysis that considered the present aggregate value of the projected free cash flows for the Company, assuming it remained independent; (d) a leveraged buyout analysis that considered the theoretical aggregate value which could potentially be obtained based on an assumed Company capitalization structure; and (e) an accretion/dilution analysis that evaluated the pro forma effect of consolidating the Company with Pilgrim and the impact on earnings.

In conducting its analyses and arriving at its opinion, Gleacher:  (a) reviewed certain publicly available and internal financial statements and other information of the Company; (b) discussed the past and current operations, financial condition and prospects of the Company with its management; (c) reviewed with management certain business plans and financial projections of the Company; (d) reviewed a draft of the Merger Agreement and terms of the transaction; (e) reviewed the historical market prices of the Company’s shares and compared them with the Revised Offer; (f) reviewed estimated Revenue, EBITDA, EBIT, Net Income and the current trading multiples of companies with operating characteristics and/or industry focus that Gleacher believes resemble those of the Company, including Tyson Foods, Pilgrim’s Pride, Sanderson Farms, Hormel Foods, Smithfield Foods, Maple Leaf Foods, Sadia SA, and Perdigao and compared them to the implied multiples of the transaction; (g) reviewed the financial terms of fourteen change in control transactions of companies with operating characteristics or industry focus that Gleacher believes resemble those of the Company and certain other change in control transactions; and (h) reviewed such other information and performed such other analyses as Gleacher deemed appropriate.

The summary of such analyses does not purport to be a complete description of the analyses underlying the opinion of Gleacher. In arriving at its opinion, Gleacher did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Gleacher believes that its analyses must be considered as a whole and that selecting portions of its analyses or portions of the factors considered by it, without considering all analyses and factors, would create an incomplete view of the processes underlying such analyses and its opinion. In its analyses, Gleacher made numerous assumptions with respect to the Company, industry performance, general business, regulatory, economic, market and financial conditions and other matters. Because such estimates are inherently subject to substantial uncertainty, none of the Company, Gleacher or any other person assumes responsibility for their accuracy.

The Gleacher opinion, which is attached hereto as Exhibit (a)(27) and is incorporated by reference herein, sets forth the procedures followed, assumptions made, matters considered in and the limitations on the review undertaken by Gleacher in providing its opinion. Holders of the Company Common Stock are encouraged to read the opinion of Gleacher carefully and in its entirety. The opinion of Gleacher was addressed to and presented for the benefit of the Board in connection with its consideration of the Revised Offer and the Merger and is directed only to the fairness from a financial point of view of the consideration to be received by the holders of Company Common Stock pursuant to the Revised Offer and the Merger and does not constitute a recommendation as to whether the Company should engage in the transactions contemplated thereby. Gleacher was retained to serve as advisor to the Board and not as advisor to or agent of any of the Company’s stockholders. To this end, its opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender any shares pursuant to the Revised Offer or any matter related thereto.

Pursuant to the terms of the engagement letter dated September 8, 2006, the Board agreed to cause the Company to pay Gleacher a fee, a significant portion of which will be paid only upon the closing of the Revised Offer, for rendering its opinion. The Company also agreed under certain circumstances to indemnify Gleacher and related persons against liabilities in connection with its engagement.

•

Fairness Opinion of Merrill Lynch. Merrill Lynch delivered to the Board of Directors its oral opinion on December 3, 2006, subsequently confirmed in writing, to the effect that, as of such date, the $21 per share price to be paid in connection with the Revised Offer and Merger was fair, from a financial point of view, to the Company’s stockholders.

The Board considered presentations from Merrill Lynch that included detailed analyses, including: (a) an analysis of the 52-week high and low intraday stock prices of the Company for the period ending December 1, 2006; (b) a calculation of the present value of implied future stock prices of the Company; (c) a discounted cash flow analysis that considered the present aggregate value of the projected free cash flows for the Company, assuming it remained independent and (d) a precedent premiums analysis that considered median premiums in certain transactions with a value greater than $500 million.

In conducting its analyses and arriving at its opinion, Merrill Lynch, among other things: (a) reviewed certain publicly available business and financial information relating to the Company that it deemed to be relevant; (b) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to Merrill Lynch by the Company; (c) conducted discussions with members of senior management of the Company concerning the matters described in (a) and (b) above; (d) reviewed the market prices and valuation multiples for the shares of Common Stock of the Company and compared them with those of certain publicly traded companies that it deemed to be relevant; (e) reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that it deemed to be relevant; (f) compared the proposed financial terms of the transaction with the financial terms of certain other transactions that it deemed to be relevant; (g) participated in certain discussions and negotiations among representatives of the Company and Pilgrim and their financial and legal advisors; (h) reviewed an execution version of the Merger Agreement; and (i) reviewed such other financial studies and analyses and took into account such other matters as it deemed necessary, including its assessment of general economic, market and monetary conditions.

The summary of such analyses does not purport to be a complete description of the analyses underlying the opinion of Merrill Lynch. In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses or portions of the factors considered by it, without considering all analyses and factors, could result in an incomplete view of the processes underlying such analyses and its opinion. In its analyses, Merrill Lynch made numerous assumptions with respect to the Company, industry performance, general business, regulatory, economic, market and financial conditions and other matters. Because such estimates are inherently subject to substantial uncertainty, none of the Company, Merrill Lynch or any other person assumes responsibility for their accuracy.

The Merrill Lynch opinion, which is attached hereto as Exhibit (a)(28) and is incorporated by reference herein, sets forth the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Merrill Lynch in providing its opinion. Holders of the Company Common Stock are encouraged to read the opinion of Merrill Lynch carefully and in its entirety. The opinion of Merrill Lynch was addressed to and presented for the benefit of the Board in connection with its consideration of the Revised Offer and the Merger and is directed only to the fairness from a financial point of view of the consideration to be received by the holders of Company Common Stock pursuant to the Revised Offer and the Merger and does not constitute a recommendation as to whether the Company should engage in the transactions contemplated thereby. Merrill Lynch was retained to serve as an advisor to the Board and not as an advisor to or agent of any of the Company’s stockholders. To this end, Merrill Lynch’s opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender any shares pursuant to the Revised Offer or any matter related thereto.

Pursuant to the terms of the engagement letter dated July 6, 2006, the Board agreed to cause the Company to pay Merrill Lynch a fee, a significant portion of which will be paid only upon the closing of the Transaction, for rendering its opinion. The Company also agreed under certain circumstances to indemnify Merrill Lynch and related persons against liabilities in connection with their engagement.

•	Timing of Completion. The Board of Directors considered the anticipated timing of consummation of the Revised Offer, which should allow stockholders to receive the Revised Offer price of $21 per share promptly, followed by the Merger in connection with which remaining stockholders are to receive the same consideration as received by stockholders who tender their shares in the Revised Offer.

The Board of Directors and the Special Committee also considered a number of uncertainties and risks in their deliberations concerning the Revised Offer, including, but not limited to the following:

•	The fact that the all-cash price would not allow Gold Kist’s stockholders to participate in the benefits of any future growth of the combined entity.

•	If the Merger Agreement is terminated under certain circumstances, Gold Kist would be required to pay a termination fee of $43,500,000.

•	The restrictions that the Merger Agreement imposes on soliciting competing proposals.

•	The lack of certainty that the conditions to Pilgrim’s obligation to complete the Revised Offer or the parties’ obligations to complete the Merger will be satisfied.

•	Gains from an all-cash transaction would generally be taxable to Gold Kist’s stockholders for U.S. federal income tax purposes.

•	The interests of directors and executive officers that are different from, or in addition to, the interests of the Gold Kist stockholders.

•	Failure to consummate the Revised Offer or the Merger could adversely affect Gold Kist due to potential disruptions in its operations.

The Board of Directors and the Special Committee believed that, overall, the potential benefits of the Revised Offer and the Merger to Gold Kist stockholders outweighed the risks of the Revised Offer and the Merger.

In summary, the Board concluded that it is in the best interest of Gold Kist and its stockholders to accept the Revised Offer. Consequently, the Board of Directors believes that the Revised Offer is consistent with the Board’s objective of maximizing stockholder value.

The foregoing discussion of the information and factors considered by the Board of Directors is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board of Directors in reaching its conclusions and recommendations. The members of the Board of Directors evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of Gold Kist and based upon the advice of the Board’s financial and legal advisors. In light of the number and variety of factors that the Board of Directors considered, the members of the Board of Directors did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board of Directors was made after considering the totality of the information and factors involved. In addition, individual members of the Board of Directors may have given different weight to different factors.

Stockholder Rights Plan

Item 4, under the heading “Stockholder Rights Plan” is hereby amended and supplemented by adding the following at the end thereof:

On December 4, 2006, Gold Kist amended the Stockholder Protection Rights Agreement (the “Rights Agreement”) between Gold Kist and Computershare Investor Services, LLC, as Rights Agent, dated July 9, 2004

(the “Rights Amendment”). The effect of the Rights Amendment is to permit the performance of the transactions contemplated by the Merger Agreement, and prevent (i) Pilgrim or any of its affiliates or associates from becoming an “Acquiring Person” (as defined in the Rights Agreement), and (ii) a “Separation Time” or a “Stock Acquisition Date” (in each case as defined in the Rights Agreement) from occurring. The Rights Amendment also makes certain changes to the “Expiration Time” to provide that the Rights Agreement will terminate immediately after the acceptance for payment of, and the payment for, all shares of Company Common Stock tendered pursuant to the Revised Offer. The description of the Rights Amendment is qualified in its entirety by reference to the full text of the Rights Amendment, a copy of which has been filed as an Exhibit to Form 8-K filed by Gold Kist on December 4, 2006 and is incorporated by reference in its entirety.

Recommendation of the Board

Item 4, under the heading “Recommendation of the Board” is hereby amended and supplemented by adding the following at the end thereof:

In light of the factors described above, the Board of Directors and the Special Committee each has separately and unanimously determined that the Revised Offer is in the best interests of Gold Kist’s stockholders. Therefore, the Board of Directors unanimously recommends that the stockholders accept the Revised Offer, tender their shares to Pilgrim for purchase pursuant to the Revised Offer and approve the Merger to the extent required by Delaware law.

Item 4, Section (c) (“Intent to tender”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof:

As of December 3, 2006, the directors and executive officers of Gold Kist owned in the aggregate 806,059 shares of Gold Kist Common Stock. To the Company’s knowledge, each of the Company’s executive officers, directors, affiliates and subsidiaries currently intends to tender pursuant to the Revised Offer all shares owned of record or beneficially owned by such person. If the directors and executive officers tender all of their shares in the Revised Offer or if their shares are acquired in the Merger, they will receive payment for their shares in an aggregate amount of approximately $17.0 million.

ITEM 7.	Purposes of the Transactions and Plans or Proposals

Item 7 of the Schedule 14D-9 is hereby amended and supplemented by addition the following to the end thereof:

Gold Kist and Pilgrim engaged in negotiations of a definitive merger agreement as disclosed in this Amendment to Schedule 14D-9 under Item 4, which has been amended to include information regarding the negotiation of the Merger Agreement.

The Merger Agreement provides that Pilgrim will amend the Offer to offer to purchase all of the issued and outstanding shares of Company Common Stock for a price of $21 per share, subject to certain terms and conditions set forth in the Merger Agreement. Pursuant to the Merger Agreement and subject to the conditions specified therein, in the event Pilgrim accepts for payment and pays for the shares of Gold Kist pursuant to the Revised Offer, and subsequently completes the merger, Gold Kist will become a wholly-owned subsidiary of Pilgrim.

The Revised Offer, as amended pursuant to the terms of the Merger Agreement, will expire on December 27, 2006, unless otherwise extended by Pilgrim pursuant to the terms of the Merger Agreement.

Based on the estimated number of Shares outstanding as of the date of the Merger Agreement, the total cash value of the transaction is approximately $1.1 billion, plus the assumption of approximately $144 million of Gold Kist’s debt.

The Merger Agreement contains customary representations and warranties between Gold Kist, on the one hand, and Pilgrim, on the other hand. In addition, Pilgrim and Gold Kist also have agreed to certain customary covenants and agreements specified in the Merger Agreement. The obligations of Pilgrim to pay for tendered shares and close the Revised Offer and the Merger are subject to a number of conditions contained in the Merger Agreement, including, but not limited to: Pilgrim having available to it proceeds of financings that are sufficient to consummate the Revised Offer and there having been validly tendered and not withdrawn such number of shares of Company Common Stock that would constitute at least a majority of the shares of Company Common Stock outstanding immediately prior to the expiration of the Revised Offer.

The Merger Agreement contains certain termination rights for both Gold Kist, on the one hand, and Pilgrim, on the other hand. The Merger Agreement provides that, following termination of the Merger Agreement under specified circumstances, Gold Kist may be required to pay Pilgrim’s a termination fee of $43,500,000.

The description contained in this Item 7 of certain terms of the Merger Agreement and the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit (a)(22) and is incorporated by reference into this Item 7 in its entirety. The Merger Agreement has been included to provide investors and security holders with the information regarding its terms and conditions. It is not intended to provide any other factual information about Gold Kist. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to and solely for the benefit of each other.

ITEM 8.	Additional Information

Litigation Matters

Item 8, under the heading “Litigation Matters” is hereby amended and supplemented by adding the following at the end thereof:

Pursuant to the Merger Agreement, Pilgrim and Gold Kist and the Company have agreed that, as soon as practicable, they shall promptly take all actions necessary to stay all proceedings (including discovery) pending before the United States District Court for the Northern District of Georgia, Atlanta Division in Case 1:06-cv-02441-CC Gold Kist Inc. v. Pilgrim’s Pride Corporation et al. On December 5, 2006, the Company and Pilgrim filed a consent motion to stay these proceedings, which is subject to Court approval. The Company has further agreed that promptly upon the date on which Pilgrim pays for shares purchased in the Revised Offer, the Company shall dismiss with prejudice all claims asserted and/or that could be asserted in Case 1:06-cv-02441-CC Gold Kist Inc. v. Pilgrim’s Pride Corporation et al.

Board Action Regarding Stockholder Rights Agreement

Item 8, under the heading “Board Action Regarding Stockholder Rights Agreement” is hereby amended and supplemented by adding the following at the end thereof:

At its meeting on December 3, 2006, the Board of Directors of Gold Kist took action, as permitted by the Rights Agreement, to make the provisions of the Rights Agreement, which otherwise could be triggered by the Revised Offer and Merger, inapplicable to the Revised Offer and the Merger. An amendment to the Rights Agreement has been approved and executed by the Company.

Delaware Business Combination Statute

Item 8, under the heading “Delaware Business Combination Statute” is hereby amended and supplemented by adding the following at the end thereof:

Gold Kist has recommended the Revised Offer and approved the Merger Agreement and the transaction contemplated thereby and has declared that the provisions of the Delaware Business Combination Statute do not apply to the transactions contemplated by the Merger Agreement.

The following is added as new paragraphs under Item 8:

Vote Required to Approve the Merger

The Board of Directors has approved the Revised Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Pilgrim acquires, pursuant to the Revised Offer or otherwise, at least 90% of the outstanding shares of Gold Kist Common Stock, Pilgrim will effect the Merger after consummation of the Revised Offer without a vote by Gold Kist’s stockholders. If Pilgrim acquires, pursuant to the Revised Offer or otherwise, less than 90% of the outstanding shares of Gold Kist Common Stock, the affirmative vote of a majority of the outstanding shares of Gold Kist Common Stock will be required for the adoption of the Merger Agreement under the DGCL to effect the Merger.

Appraisal Rights

No appraisal rights are available in connection with the Revised Offer. However, if the Merger is consummated, persons who are holders of Gold Kist Common Stock at the Effective Time will have certain rights under Section 262 of the DGCL to demand appraisal of their Gold Kist Common Stock. Such rights, if the statutory procedures are complied with, could entitle the holder to a judicial determination of the “fair value” of the Gold Kist Common Stock at the Effective Time of the Merger Agreement (excluding any element of value arising from the accomplishment or the expectation of the Merger), to be paid in cash, in lieu of the $21 per share merger consideration. The value so determined could be more or less than the $21 per share merger consideration.

Appraisal rights cannot be exercised at this time. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning those rights and the procedures to be followed in order to perfect them before such stockholders have to take any action in connection with such rights.

Forward Looking Statements

This Schedule contains statements, estimates or projections that are not historical in nature and that may constitute “forward-looking statements” as defined under U.S. federal securities laws. These statements include, but are not limited to, the consummation of the Revised Offer, the successful completion of the Merger, the timing of the completion of the Merger, the successful combination of Gold Kist and Pilgrim’s Pride, and the benefits of combining Gold Kist and Pilgrim’s Pride. These statements, which speak only as of the date given, are subject to certain risks and uncertainties that could cause actual results to differ materially from our Company’s historical experience and our expectations or projections. These risks include, but are not limited to, the risk that the stockholders of the Company do not tender their shares, the risk that the conditions to the transaction are not satisfied or waived and that the transaction is not consummated or not consummated within the expected timeframe, the risk that the financing required to pay the Revised Offer price is not available, and the risk that the expected benefits of the combination of Gold Kist and Pilgrim’s Pride are not realized. Additional factors that may affect future results are contained in Gold Kist’s SEC filings. Investors are advised to consult Gold Kist’s filings with the SEC, including its Form 10-K for the fiscal year ended October 1, 2005, and subsequently filed Quarterly Reports on Form 10-Q. Gold Kist undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 9.	Exhibits.

Exhibit No.	Document

*(a)(1)	Press Release dated October 12, 2006—Gold Kist Board Response to Offer

*(a)(2)	Letter to Stockholders dated October 12, 2006

*(a)(3)	Excerpts from 2006 Proxy Statement filed with the SEC on December 15, 2005

*(a)(4)	Complaint filed October 12, 2006 in the United States District Court for the Northern District of Georgia—Gold Kist Inc., v. Pilgrim’s Pride Corporation, et al.

*(a)(5)	Press Release dated October 12, 2006—Gold Kist Board Response to Debt Tender Offer

*(a)(6)	Letter to Suppliers dated October 12, 2006

*(a)(7)	Letter to Producers dated October 12, 2006

*(a)(8)	Email to Employees sent on October 12, 2006

*(a)(9)	Email to Customers sent on October 12, 2006

*(a)(10)	Press Release dated October 17, 2006—Gold Kist Lawsuit Against Pilgrim’s Pride Corporation’s Board Nominees Unaffected by Early Termination of Hart-Scott-Rodino Waiting Period

*(a)(11)	Letter to Producers dated October 20, 2006

*(a)(12)	Motion for Preliminary Injunction filed October 23, 2006 in the lawsuit entitled Gold Kist Inc. v. Pilgrim’s Pride Corporation et al. Case No: 1:06-CV-2441-JEC

*(a)(13)	Memorandum of Law in Support of Motion for Preliminary Injunction filed October 23, 2006 in the lawsuit entitled Gold Kist Inc. v. Pilgrim’s Pride Corporation et al. Case No: 1:06-CV-2441-JEC

*(a)(14)	Press Release and Letter to Stockholders dated November 7, 2006

*(a)(15)	Letter to Employees dated November 7, 2006

*(a)(16)	Letter to Producers dated November 7, 2006

*(a)(17)	Letter to Customers dated November 7, 2006

*(a)(18)	Press Release and Investor Presentation dated November 16, 2006

*(a)(19)	Transcript of Conference Call dated November 16, 2006

*(a)(20)	First Amended Complaint filed November 22, 2006 in the United States District Court for the Northern District of Georgia—Gold Kist Inc., and Jerry L. Stewart v. Pilgrim’s Pride Corporation, et al.

*(a)(21)	Press Release dated November 28, 2006—Gold Kist Reiterates to Stockholders Not to Tender Shares at $20

*(a)(22)	Agreement and Plan of Merger between Pilgrim, Pilgrim Sub and Gold Kist dated December 3, 2006

*(a)(23)	Press Release, dated December 4, 2006

*(a)(24)	Letter to Producers dated December 4, 2006

*(a)(25)	Letter to Customers dated December 4, 2006

*(a)(26)	Email to Employees dated December 4, 2006

(a)(27)	Opinion of Gleacher Partners LLC dated December 3, 2006

(a)(28)	Opinion of Merrill Lynch & Co. dated December 3, 2006

(a)(29)	Letter to Producers dated December 8, 2006

(a)(30)	Joint Letter to Stockholders dated December 8, 2006

*	Previously filed as an exhibit to Gold Kist’s Schedule 14D-9 filed with the SEC on October 12, 2006, Schedule 14D-9/A filed on October 17, 2006, Schedule 14D-9/A filed on October 20, 2006, Schedule 14D-9/A filed on October 23, 2006, Schedule 14D-9/A filed on November 7, 2006, Schedule 14D-9/A filed on November 16, 2006, Schedule 14D-9/A filed on November 17, 2006, Schedule 14D-9/A filed on November 24, 2006, Schedule 14D-9/A filed on November 28, 2006 and Schedule 14D-9/A filed on December 4, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2006

GOLD KIST INC.

By:	/S/ JOHN BEKKERS
(President and Chief Executive Officer)